675 Bering, Suite 100 Houston, TX 77057

September 24, 2020

Ms. Irene Barberena-Meissner	VIA EDGAR
Attorney Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-248906) of U.S. Energy Corp. (the “Registrant”)

Acceleration Request

Request Date: Friday, September 25, 2020

Request Time: 3:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Form S-3 Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Friday, September 25, 2020 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes The Loev Law Firm, PC, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, David M. Loev, of The Loev Law Firm, PC, at (832) 930-6432.

Sincerely,

/s/ Ryan L. Smith
Ryan L. Smith
CEO